

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2012

Via E-mail
J. Ryan VanWinkle
Senior Vice President and Chief Financial Officer
Ferrellgas Inc., general partner of Ferrellas Partners, L.P.
7500 College Boulevard, Suite 1000
Overland Park, Kansas 66210

> **Re:** **Ferrellgas Partners, L.P.**
> **Ferrellgas Partners Finance Corp.**
> **Registration Statement on Form S-3**
> **Filed April 12, 2012**
> **File No. 333-180684**

Dear Mr. VanWinkle:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It does not appear that you have posted on your website as required by Item 405 of Regulation S-T the Interactive Data Files required by Rule 101 of Regulation S-T. Therefore, you are not current with your Exchange Act reports and, as a result, are not currently eligible to use Form S-3. Please see instruction I.A.8(b) of Form S-3. For additional guidance, please see Section I.D of SEC Release No. 33-9002 available on our website at http://www.sec.gov/rules/final/2009/33-9002.pdf. Please post on your corporate website all interactive data files required to be posted pursuant to Rule 405 of Regulation S-T.

Description of Warrants, page 44

2.   In the first sentence you disclose that you may issue warrants exercisable for "other securities" of "another issuer." Please tell us whether these warrants can be exercised for securities of a third-party issuer. If so, please tell us whether the offer of these third-party securities will be registered under the Securities Act or otherwise exempted. Please also tell us whether you intend to identify the third-party issuers and provide disclosure regarding these issuers in your registration statement. If not, then explain to us why such identification and disclosure are unnecessary. For example, please tell us whether you intend to rely on the position described in the June 24, 1996 Morgan Stanley & Co., Incorporated no-action letter.

Part II, page II-1

Item 16. Exhibits, page II-4

3.   You indicate that you will file the Statement of Eligibility of Trustee on Form T-1 as an exhibit to a Current Report on Form 8-K or post-effective amendment to your registration statement on Form S-3. Please note that the Form T-1 should be filed under the electronic form type "305B2." For additional guidance, please see Trust Indenture Act of 1939 Compliance and Disclosure Interpretation 206.01 available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#tia.

Item 17. Undertakings, page II-5

4.   Please revise to include the undertaking required by Item 512(j) of Regulation S-K.

Legality Opinion, Exhibit 5.1

5.   We note your assumption (g) that the Warrant Agreement will be governed by the laws of the State of Delaware. As these securities are contractual obligations issued pursuant to the Warrant Agreement and counsel is opining that the warrant will be a binding obligation of the registrant under the law of the jurisdiction governing the warrant, please have counsel revise the applicable law to include the laws of the State of Delaware. See Section II.B.1.f. of Staff Legal Bulletin 19 available on our website at http://www.sec.gov/interps/legal/cfslb19.htm.

6.   Please confirm that when a takedown occurs, you will file an appropriately unqualified opinion of counsel no later than the closing date of the offering of the securities covered by the registration statement. See Section II.B.2.a. of Staff Legal Bulletin No. 19 available on our website at http://www.sec.gov/interps/legal/cfslb19.htm. Please also confirm that the takedown opinions will not:

- Assume the signatures with respect to the Issuers are authorized, as currently reflected in counsel's assumption (b);

- Assume the authorization, execution and delivery of the subject documents with respect to the Issuers, as currently reflected in counsel's assumption (e); and

- Include assumptions (g), (h) and (i).

7.   We refer you to both parenthetical clauses in opinion numbers 3, 4 and 5. Please explain the purpose and need for these parenthetical clauses, as they do not appear to be appropriate assumptions. Alternatively, please revise to delete these assumptions. See Section II.B.1.b. of Staff Legal Bulletin No. 19 available on our website at http://www.sec.gov/interps/legal/cfslb19.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876, Catherine Brown, Staff Attorney, at (202) 551-3513 or me with any questions.

                                  Sincerely,

                                  /s/ Catherine T. Brown for

                                  Mara L. Ransom
                                  Assistant Director

cc: David L. Ronn
       McGuireWoods LLP